SECOND AMENDMENT TO JOINT VENTURE AGREEMENT

                          RELATING TO NEW JERSEY ASSETS

         This Second Amendment to Joint Venture Agreement (the ASecond Amendment@) is made and entered into as of the _29 day of July, 1999, by, between and among Greenwood New Jersey, Inc., (AGNJ@) Greenwood Racing Inc. as successor in interest to Greenwood New Jersey, Inc. (AGRI@) (GNJ and GRI are collectively referred to as "Greenwood") and Penn National Gaming, Inc. ("Penn"), the parties to a Joint Venture Agreement dated October 30, 1998, as previously modified by a letter from Penn to Greenwood dated November 2, 1998 and as amended by the First Amendment to Joint Venture Agreement dated January 28, 1999 and as may be further amended or modified (the "Joint Venture Agreement"). Certain defined terms used herein are based on the definitions of the Asset Purchase Agreement of July 2, 1998.

         The parties desire to enter into this Second Amendment to Joint Venture Agreement, and agree as follows:

1. Subsequent Closing. Penn's admission to the Joint Venture Entities (as defined in the First Amendment to Joint Venture Agreement) is conditioned upon and is taking place simultaneously with the closing and funding of the Loan, as defined below (the "Commerce Bank Closing"), which shall occur simultaneously with the execution of this Second Amendment. In lieu of further investments as provided in the First Amendment to Joint Venture Agreement, pursuant to which the parties had agreed that Penn would invest an additional eleven million seven hundred fifty thousand dollars ($11,750,000) and Greenwood would invest an additional eleven million two hundred fifty thousand ($11,250,000) in the Joint Venture Entities, two of the Joint Venture Entities, GS Park Racing, L.P. and FR Park Racing, L.P. (collectively, the "Borrowers"), are simultaneously borrowing twenty three million dollars ($23,000,000) (the "Loan") from Commerce Bank, N.A., a national banking association (the "Lender"). A portion of the proceeds of the Loan will be used to repay principal and any accrued interest on such principal to certain affiliates of Greenwood which loaned nineteen million dollars ($19,000,000) to the Joint Venture Entities in May and June 1999, with the balance of the Loan to be used by the Joint Venture for working capital.

2. Distribution of Profits. The amount of one million four hundred fifty thousand dollars ($1,450,000), representing an advance against the net profit of the Joint Venture Entities for the period from January 28, 1999 through 11:59 PM EST on the Closing Date (the "First Period"), shall be distributed at the Commerce Bank Closing to those affiliates of Greenwood Racing Inc. which are the partners in the Joint Venture Entities prior to the admission of the Penn affiliates as partners in the Joint Venture Entities (the "Distribution"). All net profit of the Joint Venture Entities shall be allocated to the Greenwood affiliates for the First Period. The actual net profit for the First Period shall be determined by generally accepted accounting principles not later than forty-five (45) days after the date hereof, and an adjustment in the Distribution to reflect such actual net profit shall be made within five (5) days of such determination. It is currently estimated that the net profit through the date hereof is approximately two million dollars ($2,000,000).







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3.  Capitalization.  At the Initial  Closing,  the parties to the Joint  Venture
Agreement or their affiliates lent unequal amounts to the Joint Venture Entities. The amount lent by Penn was eleven million two hundred fifty thousand dollars ($11,250,00) and the amount lent by Greenwood affiliates was eleven million five hundred dollars ($11,500,000). These loans are hereinafter referred to as the "Penn Loan" and the "Greenwood Loan", respectively. The Greenwood loan has been assigned to Rock Ltd. and Vectura Establishment. At the Commerce Bank Closing, FR Park Racing, L.P. will reduce the principal balance of the Greenwood Loan by two hundred fifty thousand dollars ($250,000) by payment of such amount to equalize the principal amount of the loans. Attached hereto as Exhibit "A" and made a part hereof, is a schedule showing the agreed upon equity and debt structure of the Joint Venture Entities following the admission of Penn as an owner. At the Commerce Bank Closing, the parties to the Joint Venture Agreement or their affiliates will make aggregate equity contributions of five hundred thousand ($500,000) to the Joint Venture Entities as set forth on Exhibit A.

4.       Credit Enhancement.

     (1) Pursuant to the Joint Venture Agreement, the costs, obligations, responsibilities, liabilities and risks involved with this Joint Venture are to be borne equally by the parties. Nothing in the First Amendment to Joint Venture Agreement, this Second Amendment or the Joint Venture Documents is intended to modify this provision.
     (2) In consideration of the fact that the DMSA and the Greenwood Guaranties are unequal in their nature due to a limitation on Penn's performance under the DMSA as may be required by the Indenture dated December 12, 1997 relating to Penn's $80 Million Senior Notes ("Indenture"), on the date hereof, and as a condition precedent to Penn's admission as an owner, Penn will pay to Greenwood the sum of four hundred thousand dollars ($400,000) as a credit enhancement fee. Thereafter, on July 30, 2000 and each quarterly anniversary thereof, Penn will pay to Greenwood an additional credit enhancement fee in the amount of one-half of one percent (0.5%) of the outstanding principal balance of the Loan, plus the amount of any Loan repayments by Greenwood or an affiliate of Greenwood under the Greenwood Guaranties, reduced by the amount of any required compensating balances, calculated as of each quarterly date on which each payment is being made; provided, however, that the credit enhancement fee payments will cease upon the first of the following to occur: (i) the obligation under the Greenwood Guaranties is no longer in existence; (ii) the obligations of Penn under the DMSA are equal in dollar amount and in all other material respects to the obligation of the Greenwood Guaranties, and not limited by the Indenture or any provision of Penn's loan from First Union, or any other contractual obligation of Penn; or (iii) Penn has, from its own assets, paid to the holder of the Loan, an amount equal to one-half of the balance of the Loan in accordance with the DMSA, or otherwise, and the Loan balance has been reduced by such amount.
5.       Purchase of Commerce Bank Obligation.

(1) Until one or more of the conditions to the elimination of the credit enhancement fee set forth in Paragraph 4(b) has occurred, Penn acknowledges that any member of the Greenwood Group, following a default by borrowers under the Loan, or if Greenwood has a reasonable basis for concluding that a default under the Loan is likely to occur in the near term, may purchase from the Lender the obligations of the Joint Venture Entities to the Lender, and that Greenwood or its affiliates may exercise all rights of the Lender, without consultation with Penn, and in doing so will not breach any duty or obligation owed to Penn or its affiliates.
(1)

(2) If one or more of the conditions to the elimination of the credit enhancement fee set forth in Paragraph 4(b) has occurred, either Penn or Greenwood (or an affiliate of Greenwood) may
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     purchase the Loan or an interest in the Loan if the purchasing  party gives the other joint venture party (including Greenwood affiliates by notice to Greenwood, in the case of Greenwood), the option to acquire an equal interest in the Loan.

(3) Both GRI and Penn, under their respective Subordination and Intercreditor Agreements with Commerce Bank, have rights to acquire Freehold Raceway and/or the Garden State Assets from Commerce Bank under certain circumstances. The right is first offered to GRI and the parties agree that any offer submitted to Commerce Bank shall be submitted as a joint offer on behalf of the Joint Venture to Commerce Bank, unless either Penn or GRI determine that it does not desire to participate in such joint offer. If Penn determines that it does not agree to participate in the joint offer, GRI may exercise its rights and may make an offer for itself. If GRI determines that it does not agree to participate in the joint offer, Penn may exercise its rights and may make an offer for itself. In the event that after the submission of the joint offer, either party fails to perform its obligation as a purchaser, the non-breaching party may proceed to purchase Freehold Raceway and/or the Garden State Assets for itself.

6. Structure of Joint Venture. The parties to the Joint Venture Agreement hereby acknowledge and agree that the Joint Venture will be structured in accordance with the chart attached hereto as Exhibit "B" and made a part hereof.

7. Future Capital Requirements of the Joint Venture. The parties to the Joint Venture Agreement acknowledge that additional capital may be required in connection with the operations of the Joint Venture, including, but not limited to, the development of off-track wagering facilities and telephone wagering networks, if permitted by New Jersey legislation ("Development"). An Amendment to the Indenture of Penn dated May 19, 1999 obtained by Penn (the "Amended Indenture") permits Penn to invest up to four million dollars ($4,000,000) for Development (the "Restricted Funds"). In addition, pursuant to a formula in the Indenture, Penn may have funds available under its "Restricted Payments" basket for investment without restrictions (the "Restricted Payments Basket"). In connection with future capital requirements, the parties agree as follows:

(1) Penn presently has available not less than two million dollars ($2,000,000) of its Restricted Payments Basket which it agrees to restrict for a possible equity investment in or to fund capital requirements of the Joint Venture Entities (the "Unrestricted Funds"), in addition to the Restricted Funds presently available under the Amended Indenture. At all time from the date hereof and until the earlier of (i) Development is complete following authorizing legislation, or (ii) efforts to obtain authorizing legislation is abandoned by the Joint Venture (the "Development Period"), Penn will have available both the Restricted Funds or the otherwise Unrestricted Funds for Development purposes. During the Development Period, Penn will refrain from making any investment or other use of the funds that would diminish either the level of Unrestricted Funds or Restricted Funds, except to the extent that such Restricted Funds or Unrestricted Funds are diminished by Penn's investment in the Joint Venture, subsequent to the investment by Penn through the time of the Commerce Bank Closing ("Subsequent Investment"). Any Subsequent Investment must first be made from Unrestricted Funds until two million dollars ($2,000,000) has been invested from Unrestricted Funds, after which Subsequent Investment will be made from Restricted Funds.

(2) Penn's Chief Financial Officer shall within forty-five (45) days after the end of each of Penn's fiscal quarters during the Development Period certify to Greenwood the amount of Unrestricted Funds and Restricted Funds available for Development. At any time that the aggregate Unrestricted Funds and Restricted Funds available for Development do not equal at least six million dollars ($6,000,000), less Penn's Subsequent Investment, upon Greenwood's written notice to Penn of
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not less than fifteen  (15) days,  the voting  rights of  Greenwood  and Penn in
Pennwood Racing, Inc.
shall be automatically immediately modified to provide Greenwood with sixty percent (60%) of the voting rights and Penn with forty percent (40%) of the voting rights; and the composition of Pennwood Racing, Inc.=s Board of Directors will be changed to four (4) representatives of Greenwood and three (3) representatives of Penn. The voting rights of Greenwood and Penn shall be restored to a 50-50 relationship and the Board composition to Pennwood restored to an even representation on the fifteenth (15th) day following the date that the aggregate Unrestricted Funds and Restricted Funds available for Development equal at least six million dollars ($6,000,000) diminished only by Penn=s Subsequent Investment, and Penn=s Chief Financial Officer certifies that fact in writing to Greenwood.

(3) Each year, prior to November 30, Hal Handel, Bill Bork, Tony Ricci, Robert Ippolito, and in each case, their successors in office in the event they are no longer serving as officers of Greenwood or Penn, shall in good faith, develop a business plan for the Joint Venture Entities for the year which will commence on the subsequent January 1. The Business Plan will include a good faith estimate of capital which will be required from the Joint Venture partners, if any, during the year for which the Business Plan is developed. The parties agree to use their best efforts to have available the capital required for effecting the Business Plan.

8. Additional Conditions. In order for the Joint Venture to be reinstated and Penn admitted to ownership in the Joint Venture Entities concurrently with the execution hereof, the following additional conditions precedent must be satisfied, as determined by Greenwood in its reasonable opinion:

(1) Penn has received the approval of its noteholders and of all other persons, parties or entities whose approval would be required, to perform its obligations pursuant to the following documents, or in the case of subparagraph (iii) below, does not require any such approvals:

(1)                                 The  Contingent  Guaranty,  executed by Penn
                                    for    the    benefit    of    International
                                    Thoroughbred  Breeders,  Inc., dated January
                                    28, 1999 (the "Contingent Guaranty");

(2) The Trigger Guaranty by, between and among Greenwood, Penn and Credit Suisse First Boston Mortgage Capital LLC ("CSFB"), dated January 28, 1999 (the "Trigger Guaranty"); and

(3)                                 The Joint  Venture  documents  identified on
                                    Schedule I to Exhibit "C" attached hereto.











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(2) All conditions to the effectiveness of the Contingent  Guaranty as set forth in Section 1 of the Contingent Guaranty have been satisfied.

(3) All conditions to the  effectiveness of the Trigger Guaranty as set forth in
Section 20 of the Trigger Guaranty have been satisfied.

(4) Morgan, Lewis & Bockius, LLP shall have delivered its opinion to Greenwood, in the form attached hereto as Exhibit "C". -----------

9. Scope of the Joint Venture. Paragraph 5 of the Joint Venture Agreement dated October 30, 1998 is hereby amended and restated so as to read in its entirety:
"The joint venture provided for in this Joint Venture Agreement relates to the ownership and operation of (a) Freehold Raceway, (b) Garden State Race Track, and (c) OTB Facilities and phone betting operations to be operated in New Jersey to the extent such OTB Facilities and phone betting operations are permitted by New Jersey legislation to be conducted as a result of the holding of licenses to conduct racing at Freehold Raceway and Garden State Race Track. However, each party conducts other related businesses outside of New Jersey, including competing businesses, and this Agreement shall not apply to any such other activities; nor shall it prevent the parties from individually engaging in additional activities both within and outside of New Jersey which are not related to the ownership and operation of Freehold Raceway and Garden State Race Track, including without limitation, the ownership and operation of one or more additional racetracks in New Jersey, or OTB Facilities not operated as a result of the holding of licenses to conduct racing at Freehold Raceway or Garden State Race Track.@

         In all other respects, the Joint Venture Agreement is hereby ratified and affirmed.

         IN WITNESS WHEREOF, the parties have executed this Second Amendment to Joint Venture Agreement as of the date first above written.

GREENWOOD NEW JERSEY, INC.

By: /s/ Harold G.
Handel
Harold G. Handel, President

GREENWOOD RACING INC.

By: /s/ Harold G. Handel
Harold G. Handel, President

PENN NATIONAL GAMING, INC.

By: /s/ Robert S.
Ippolito
Robert S. Ippolito, Secretary and Treasurer







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